SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Mercantile Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

587376104

(CUSIP Number)

 February 23, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587376104	13G	Page 2 of 6 Pages

1		Name of Reporting Persons Bruce G. Visser
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 734,068.577
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 734,068.577
9	Aggregate Amount Beneficially Owned by Each Reporting Person 734,068.577
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 8.5%
12	Type of Reporting Person IN

CUSIP No. 587376104	13G	Page 3 of 6 Pages

1		Name of Reporting Persons Mary V. Visser
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 734,068.577
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 734,068.577
9	Aggregate Amount Beneficially Owned by Each Reporting Person 734,068.577
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 8.5%
12	Type of Reporting Person IN

CUSIP No. 587376104	13G	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G that was originally filed by Bruce G. and Mary V. Visser, husband and wife, on June 16, 2010.  Mr. and Mrs. Visser are filing this Amendment No. 1 to correct the information reported in the original Schedule 13G.  Since filing the original Schedule 13G, Mr. and Mrs. Visser have determined that additional shares of common stock of Mercantile Bank Corporation may be deemed to be beneficially owned by them pursuant to applicable SEC rules.

Item 1(a).	Name of Issuer:

                Mercantile Bank Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

                310 Leonard St., NW, Grand Rapids, MI 49504

Item 2(a).	Name of Person Filing:

                Bruce G. and Mary V. Visser

Item 2(b).	Address of Principal Business Office or, if None, Residence:

                1946 Turner NW, Grand Rapids, MI 49504

Item 2(c).	Citizenship:

                United States of America

Item 2(d).	Title of Class of Securities:

                Common Stock

Item 2(e).	CUSIP Number:

                587376104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

CUSIP No. 587376104		13G	Page 5 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 734,068.577 shares of Common Stock

(b)

Percent of Class: See Line 11 of the cover sheet. This percentage is calculated based on 8,590,946 shares of Common Stock outstanding as of November 6, 2009, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Line 5 of the cover sheet.
(ii) Shared power to vote or to direct the vote: See Line 6 of the cover sheet.
(iii) Sole power to dispose or to direct the disposition of: See Line 7 of the cover sheet.
(iv) Shared power to dispose or to direct the disposition of: See Line 8 of the cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class.

                Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                        Not applicable

Item 8.	Identification and Classification of Members of the Group.

                        Not applicable

Item 9.	Notice of Dissolution of Group.

                        Not applicable

CUSIP No. 587376104	13G	Page 6 of 6 Pages

Item 10.	Certifications.

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2011

/s/ Bruce G. Visser                                                                  /s/ Mary V. Visser

Bruce G. Visser                                                                       Mary V. Visser